August 8, 2024

Xiaodan Liu
Chief Executive Officer
Elong Power Holding Ltd.
Gushan Standard Factory Building Project
Ganzhou New Energy Vehicle Technology City
West Gushan Road and North Xingguang Road
Ganzhou City, Jiangxi Province, 341000
China

       Re: Elong Power Holding Ltd.
           Amendment No. 1 to Registration Statement on Form F-4
           Filed August 1, 2024
           File No. 333-280512
Dear Xiaodan Liu:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-4
General

1. Please revise to fill in all blank and bracketed information in a pre-effective amendment to the proxy statement/prospectus.
 August 8, 2024
Page 2
PIPE Financing, page 86

2. Please refer to prior comment 12 of our letter dated April 12, 2024. We note your response dated May 24, 2024 that you will update the disclosure to provide the requested information if and when the parties enter into subscription agreements with PIPE investors. We note further that you continue to discuss the PIPE financing throughout the proxy statement/prospectus and that you have a placeholder for PIPE Investors in the table on page 4. However, you have not updated your disclosure to date. Please revise to provide information regarding existing or potential PIPE agreements or consider whether such disclosure should be removed from the registration statement.

       Please contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing